Ally Auto Assets LLC

Corporation Trust Center

1209 Orange Street

Wilmington, Delaware 19801

August 14, 2015

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Katherine Hsu
Folake Ayoola

Re:	Ally Auto Assets LLC
Registration Statement on Form SF-3
Filed June 9, 2015
File No. 333-204844

Dear Ladies and Gentlemen:

This letter is provided on behalf of Ally Auto Assets LLC (the “Company”) in response to your letter dated July 6, 2015 (the “Letter”) relating to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced submission. For your reference, we have listed your questions and our corresponding answers.

Registration Statement on Form SF-3

General

1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the CIK for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response: The depositor and all affiliates of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. The CIK number for Capital Auto Receivables LLC, the only affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering is 0000893958.

Securities and Exchange Commission

August 14, 2015

The CIK numbers for affiliated issuing entities that have issued asset-backed securities involving the same asset class as this offering and have been required to make Exchange Act reports during the last twelve months are as follows:

Name	CIK

Ally Auto Receivables Trust 2010-4	0001504773

Ally Auto Receivables Trust 2010-5	0001507149

Ally Auto Receivables Trust 2011-1	0001511861

Ally Auto Receivables Trust 2011-2	0001518904

Ally Auto Receivables Trust 2011-3	0001522559

Ally Auto Receivables Trust 2011-4	0001529359

Ally Auto Receivables Trust 2011-5	0001534318

Ally Auto Receivables Trust 2012-1	0001538940

Ally Auto Receivables Trust 2012-2	0001543687

Ally Auto Receivables Trust 2012-3	0001550460

Ally Auto Receivables Trust 2012-4	0001555611

Ally Auto Receivables Trust 2012-5	0001560194

Ally Auto Receivables Trust 2013-1	0001573229

Ally Auto Receivables Trust 2013-2	0001589680

Ally Auto Receivables Trust 2014-1	0001610148

Ally Auto Receivables Trust 2014-2	0001619406

Ally Auto Receivables Trust 2014-3	0001627213

Ally Auto Receivables Trust 2015-1	0001647353

Capital Auto Receivables Asset Trust 2013-1	0001566328

Capital Auto Receivables Asset Trust 2013-2	0001579445

Securities and Exchange Commission

August 14, 2015

Capital Auto Receivables Asset Trust 2013-3	0001583965

Capital Auto Receivables Asset Trust 2013-4	0001592264

Capital Auto Receivables Asset Trust 2014-1	0001597032

Capital Auto Receivables Asset Trust 2014-2	0001605435

Capital Auto Receivables Asset Trust 2014-3	0001617626

Capital Auto Receivables Asset Trust 2015-1	0001630924

Capital Auto Receivables Asset Trust 2015-2	0001641832

2.	Please include bracketed language indicating that the registrant will include disclosure in all prospectuses filed under Securities Act Rule 424 describing how the registrant has met the requirements of General Instruction I.A.1 of Form SF-3. See Instruction to General Instruction I.A.1 of Form SF-3.

Response: We have added the requested bracketed language indicating that we will include in each prospectus how we have met the requirements of General Instruction I.A.1 of Form SF-3 to the prospectus under the “Important Notice About Information Presented in this Prospectus” heading on page i.

3.	Please confirm that the registrant has met the requirements of General Instruction I.A.1 of Form SF-3 by providing disclosure in an appropriate part of the prospectus describing how the requirements have been met.

Response: We have added the requested disclosure to the prospectus under the “Important Notice About Information Presented in this Prospectus” heading on page i.

4.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus and that finalized agreements will be filed and made part of the registration statement no later than the date of the final prospectus, including unqualified legal and tax opinions. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

Response: We confirm that all material terms to be included in the finalized agreements will be disclosed in the final Rule 424(b) prospectus and that, consistent with our existing practices, finalized agreements will be filed and made part of the registration statement no later than the date of the final prospectus, including unqualified legal and tax opinions.

Securities and Exchange Commission

August 14, 2015

Registration Statement Cover Page

5.	Please tell us if you will be offsetting filing fees paid in connection with the prior registration statement against fees due in this registration statement pursuant to Rule 457(p).

Response: We will not be offsetting the filing fees in connection with this registration statement pursuant to Rule 457(p). We will, however, be including unsold securities from our current registration statement, Registration File No. 333-186227, which was filed on January 25, 2013 and amended by Pre-Effective Amendment No. 1 on April 12, 2013, in reliance on Rule 415(a)(6), and will reflect this in a later amendment to the registration statement.

6.	With respect to the note on your reliance on Rule 415(a)(6), please also revise to quantify the amount of unsold securities on the prior registration statement and the amount of the prior fee associated with the unsold securities and state whether the offering registered on the prior registration statement has been completed or terminated or the registration statement has been withdrawn. In order aid understanding, please also revise to provide the filing date and file number of the earlier registration statement.

Response: As noted above, we will be including unsold securities from our current registration, Registration File No. 333-186227, which was filed on January 25, 2013 and amended by Pre-Effective Amendment No. 1 on April 12, 2013, and will reflect this in footnotes to our registration fee table on the cover page of a later amendment to the registration statement. The current registration has not been completed, terminated or withdrawn, and will not be completed, terminated or withdrawn prior to the effective date of the new registration statement.

Prospectus Cover Page

7.	Please add brackets to indicate that you will disclose the aggregate principal amount of all securities offered. See 1102(e) of Regulation AB.

Response: We included this disclosure on the prospectus cover page in our original filing, with a blank dollar amount to be completed for each transaction. As requested, we have bracketed the space allotted for this number.

Depositor Review of the [Initial] Receivables Pool, page 41

8.	Please revise to disclose review procedures for additional receivables that may be acquired during the revolving period.

Response: The same depositor review procedures that were followed for the initial receivables pool will be followed for any additional receivables acquired by the issuing entity during the revolving period. We have reflected these procedures in our amended filing as a bracketed disclosure in the prospectus on page 44 under the heading “The Receivables Pool—Depositor Review of the Additional Receivables Pools.” This disclosure will be included in the prospectus for all offerings with revolving periods.

Securities and Exchange Commission

August 14, 2015

9.	Please revise to include a description of the Rule 193 review for assets that may be added to the pool during the revolving period and the corresponding Item 1111(a)(7) and Item 1111(a)(8) of Regulation AB disclosure.

Response: As with the initial Rule 193 review, receivables to be sold to the issuing entity during the revolving period will undergo the same sampling process, and the same review process will be conducted with respect to the potential eligible receivables to be selected. We will also disclose underwriting exceptions for receivables added to the pool during the revolving period on the Form 10-D related to the end of the revolving period and the Form 10-D related to the last monthly period of the issuing entity’s fiscal year. We have amended the prospectus to add this language as a bracketed disclosure under the heading “The Receivables Pool—Exceptions to Underwriting Guidelines” on page 43. This disclosure will be included in the prospectus for all offerings with revolving periods.

Asset Representations Review, page 44

10.	We note your disclosure that the indenture trustee may, and will at the direction of the holders of a majority of the outstanding principal balance of the controlling class, following the indenture trustee’s receipt of the asset representations reviewer report, determine what additional action to take. Your disclosure appears to indicate that the indenture trustee will not be required to make a determination whether non-compliance with an asset representation or warranty constitutes a breach. If no party is required to make a determination of breach, please revise to disclose how the sponsor, the depositor would evaluate an asset representations reviewer’s report that finds non-compliance of the assets with the representations and warranties, or how the sponsor or the depositor would evaluate a repurchase request submitted by a noteholder in response to such a report.

Response: We have revised our disclosure to specify that the sponsor and the depositor will evaluate the asset representations reviewer’s report and any noteholder repurchase requests and determine whether to repurchase the related receivables. The indenture trustee will be required to notify the depositor and the sponsor of a repurchase request and the sponsor will report any requests received from a noteholder to repurchase a receivable on Form ABS-15G as well as in the prospectus. See the disclosure under the heading “The Receivables Pool—Asset Representations Review—The Asset Representations Review” on page 47 and “Repurchase History” on page 48.

11.	We note your statement that the procedures to be used by the asset representations reviewer will be set forth in the asset representations review agreement, which will be filed with the final prospectus. Please tell us why such information cannot be included in the registration statement. Please also tell us you have not indicated that you will include material information relating to the procedures in the prospectuses that are required to be filed under Securities Act Rules 424(h) and Rule 424(b).

Securities and Exchange Commission

August 14, 2015

Response: We have filed the form of Asset Representations Review Agreement as Exhibit 99.5 to the registration statement. We have clarified in our disclosure that the final form of the asset representations review agreement will be filed with the other transaction documents no later than the date of the filing of the final prospectus. We have also revised our disclosure to describe the representations and warranties that will be the subject of the asset representations review and will include such disclosure in the prospectuses that are required to be filed under Securities Act Rule 424(h) and Rule 424(b).

Voting, page 46

12.	General Instruction I.B.1(b) of Form SF-3 requires that the transaction agreements provide for a review of an asset representations reviewer upon the occurrence of the underlying assets meeting a specified delinquency trigger and upon the vote of investors. We note your statement that the indenture trustee will initiate a vote of all the noteholders “through The Depository Trust Company (DTC).” Please revise to explain the procedures for how that will occur.

Response: We have revised our disclosure to clarify that the indenture trustee will provide a notice of the commencement of the vote through the Depository Trust Company. We have also clarified that the issuing entity will include on the Form 10-D related to the monthly period in which the vote is commenced the voting procedures that will be used by the indenture trustee and information for noteholders on how to cast a vote. See the disclosure under the heading “The Receivables Pool—Asset Representations Review—Voting” on page 46.

13.	We note your statement that if at the end of a 45-day period, at least a majority of the noteholders by aggregate principal balance of the notes who have voted choose to approve initiating the asset representations review, the indenture trustee will notify the issuing entity who in turn will direct the asset representations reviewer to conduct a review. It is not clear how the trust will be notified and can direct the asset representations reviewer to conduct a review. Please revise to clarify.

Response: We have revised our disclosure to clarify that the asset representations reviewer will be notified to commence the asset representations review. As we believe it is important to include the sponsor as a party to the asset representations review agreement because of the nature of the representations and warranties and the information that the sponsor has in its possession related to the receivables, we have included a covenant in the operative agreements that requires the sponsor to notify the asset representations reviewer if the noteholders vote to commence a review. Rather than outlining each step of the notification process in the disclosure, we believe that it is important to provide noteholders with assurance that a review will be commenced promptly after the noteholders vote to review the delinquent receivables. The obligations to provide the notification to commence a review can be found in Section 5.17(d) of the Indenture included as Exhibit 4.1 to the registration statement, Section 2.03(b) of the Trust Sale Agreement included as Exhibit 99.1 to the registration statement and Section 4.9 of the Pooling Agreement included as Exhibit 4.2 to the registration statement. See the disclosure under the heading “The Receivables Pool—Asset Representations Review—Voting” on page 46.

Securities and Exchange Commission

August 14, 2015

Dispute Resolution, page 47

14.	We note that you indicate that among other parties, the “indenture trustee (at the direction of at least [a majority] of the outstanding principal balance of the controlling class)” may request that the sponsor or the depositor repurchase a receivable due to a breach in the representations and warranties. Your disclosure appears to imply that only a majority of the controlling class voting for a repurchase request would be able to utilize the dispute resolution provision required by the shelf provisions. Please revise to clarify that investors will be able to request a repurchase and use the dispute resolution provision. Please explain the process that investors will use to notify the transaction parties of a repurchase request and a referral to dispute resolution.

Response: We have revised our disclosure to provide investors with the opportunity to refer a repurchase request to a dispute resolution proceeding and have provided contact information for a noteholder wishing to make a repurchase request. We have also revised our disclosure to clarify that the sponsor and the depositor will be responsible for evaluating any repurchase request. We have also added instructions for contacting the sponsor and the depositor in the event an investor seeks to refer a repurchase request to a dispute resolution proceeding. See page 47 of the prospectus under the heading “The Receivables Pool—Dispute Resolution.”

15.	General Instruction I.B.1(c)(A) of Form SF-3 states that the party submitting the repurchase request “shall have the right to refer the matter, at its discretion, to either mediation or arbitration.” Please revise to clarify that a non-binding arbitration option remains available to requesting parties.

Response: We have revised our disclosure to add the ability for a requesting party to refer a dispute to “non-binding” arbitration. We have also revised the provisions in the operative documents addressing dispute resolution to include “non-binding” arbitration. We believe that “non-binding” arbitration should be treated as analogous to mediation with respect to the manner in which the proceeding is conducted, as well as the allocation of expenses. See page 47 of the prospectus under the heading “The Receivables Pool—Dispute Resolution” and the definition of “Mediation” in Appendix A to the Servicing Agreement included in the registration statement as Exhibit 99.2.

16.	We note the limitations on the time frame for the arbitration and the scope of discovery. Please tell us why you believe it is appropriate to include these limitations in the registration statement. The limitations would not permit the relevant parties and the arbitrator from determining the appropriate process based on the facts and circumstances of each dispute, and these limitations are also not contemplated by our rules. See Section III.B.3(a)(3) of the 2014 Regulation AB II Adopting Release (stating the Commission’s belief that with respect to the dispute resolution provision, investors should have access to all options available to resolve a dispute).

Securities and Exchange Commission

August 14, 2015

Response: We have revised our disclosure regarding the limitations on time frames and the scope of discovery to provide greater flexibility to the relevant parties to assess the facts and circumstances of a dispute and provide additional time or discovery if it is necessary to appropriately resolve a dispute. We believe that the time frames prescribed for the arbitration proceeding and scope of discovery is appropriate given the uniformity of the receivables, the typical life of the receivables, the representation and warranties provided by the sponsor and the sponsor’s and the depositor’s motivation to repurchase receivables in the event of a breach.

17.	We note your statement that once the representations and warranties with respect to a receivable have been reviewed by a panel, the panel’s decision will be binding with respect to that receivable, and such receivable may not be the subject of any additional meditation and arbitration. Please also tell us and revise to make clear whether other parties requesting repurchase relating to receivable may be able to join the arbitration process.

Response: In response to the Staff’s comment, we have added disclosure to clarify that if a binding arbitration proceeding has been requested, the commencement of the proceeding will be included on the Form 10-D related to the monthly period in which the arbitration commences and the other parties will be permitted to join the arbitration proceeding. See page 48 of the prospectus under the heading “The Receivables Pool—Dispute Resolution.”

The Sponsor’s Portfolio Data, page 51

18.	Please revise to clarify what you consider to be a delinquent asset under your servicing policies and whether the definition of “delinquent receivable” in the Asset Representations Review Delinquency Trigger section is applicable to all uses of the term delinquent throughout the document.

Response: We have added disclosure to clarify that the definition of “delinquent receivable” applies consistently throughout the prospectus. See page 45 of the prospectus under the heading “The Receivables Pool—Asset Representations Review—Asset Representations Review Delinquency Trigger,” page 51 of the prospectus under the heading “The Sponsor’s Portfolio Data—Delinquencies, Repossessions, Bankruptcies and Net Losses” and page 128 of the prospectus, in the “Glossary of Terms to this Prospectus.”

The Indenture, page 72

19.	We note that the depositor will provide a copy of the indenture upon request to a holder of notes. Please revise to indicate that the indenture will be filed and made part of the registration statement no later than the date of the final prospectus, including unqualified legal and tax opinions. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

Securities and Exchange Commission

August 14, 2015

Response: We have included disclosure in the “The Notes—The Indenture” section of the prospectus on page 72 in addition to our disclosure in the introductory paragraph under the “The Notes” in the prospectus on page 64 to clarify that the indenture will be filed no later than the date of the final prospectus. Additionally, we have updated when the other agreements will be filed. See pages i, 46, and 85 of the prospectus.

Credit Risk Retention, page 79

20.	We note your statement that the fair value of the certificates will be equal to at least [5]% of the fair value of all of classes of notes and certificates as of the closing date. Please revise to provide all of the disclosures required by Rule 4(c)(1) of Regulation RR (17 CFR 264.4), including the fair value, or range of values, of the eligible horizontal interest that the sponsor expects to retain, and the method by which the sponsor will determine any range, tranche sizes, or rates of interest.

Response: We have revised our disclosure in response to the Staff’s comment to include the fair value, or range of values, of the eligible horizontal residual interest that the sponsor expects to retain, and the method by which the sponsor will determine any range, tranche sizes, or rates of interest. See pages 79 and 80 of the prospectus under the heading “Credit Risk Retention.”

21.	We note your statement that the fair value model you use will consider the pricing on the notes, experience with similar receivables, current economic conditions and an analysis of the receivables. Please revise to include the information required by Rule 4(c)(1)(E), (F), and (G) of Regulation RR.

Response: We have revised our disclosure in response to the Staff’s comment to include the information required by Rule 4(c)(1)(E), (F), and (G) of Regulation RR. See page 80 of the prospectus under the heading “Credit Risk Retention.”

Asset Representations Reviewer, page 111

22.	We note your disclosure that the asset representations reviewer “is not… affiliated with the sponsor… [or any of their affiliates].” Please revise to remove the brackets or advise. See General Instruction I.B.1(b)(A) of Form SF-3.

Response: We have revised our disclosure to remove the brackets from this clause in the prospectus in our amended filing. See page 111 of the prospectus.

Appendix A, page A-1

23.	We note your bracketed disclosure, “[The following information with respect to origination prior to January 2006 is not part of the prospectus supplement or prospectus.]” Please revise to delete such language and specifically incorporate Appendix A into the prospectus.

Securities and Exchange Commission

August 14, 2015

Response: We have deleted the bracketed disclosure referencing originations prior to January 2006 in our amended filing. Additionally, we have revised our disclosure to specifically incorporate the Static Pool Appendix A into the prospectus on page 52 under the heading “Static Pool Information” and on page A-1 of Appendix A in our amended filing.

Part II of Form SF-3

Item 15. Undertakings, page 11-1

24.	Please revise to provide revised undertakings for offerings on Form SF-3.

Response: We have revised the undertakings in our amended filing to conform to the undertakings required for offerings on Form SF-3.

Exhibit Index, page II-6

25.	We note you have indicated that Exhibit 36.1 Form of Depositor CEO Certification and Exhibit 99.5 Form of Asset Representations Review Agreement will be filed by amendment. Please submit these exhibits with your next amendment or advise.

Response: We were previously unable to file the Exhibit 36.1 Form of Depositor CEO Certification due to EDGAR limitations, as the system was unable to accept an exhibit with this number as required by Item 601 of Regulation S-K. As the system limitations still exist, we have filed the Form of Depositor CEO Certification as Exhibit 99.36 at the Staff’s suggestion. The Exhibit 99.5 Form of Asset Representations Review Agreement was filed with our amended filing.

Exhibits 4.1, 4.2 and 4.3

26.	Your forms of agreements do not appear to contain all of the provisions required by General Instructions I.B.1 of Form SF-3. For example, we are not able to locate your dispute resolution provisions. Please revise and confirm that your agreements will contain the provisions required by General Instructions I.B.1 of Form SF-3.

Response: We believe we have included all of the provisions required by General Instructions I.B.1 of Form SF-3 in our transaction documents. The dispute resolution procedures are set forth in Section 2.04(c) of the Form of Trust Sale Agreement, included in the registration statement as Exhibit 99.1. A reference to these provisions is also included in Section 4.04 of the Form of Pooling Agreement, included in the registration statement as Exhibit 4.2. We have made additional revisions to these provisions based on our responses to the questions raised above.

Securities and Exchange Commission

August 14, 2015

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact my counsel, Janette McMahan of Kirkland & Ellis LLP, at (212) 446-4754.

Sincerely,

/s/ Ryan C. Farris
Ryan C. Farris
President, Ally Auto Assets LLC

cc:	Richard V. Kent, Ally Auto Assets LLC
Janette McMahan, Kirkland & Ellis LLP